# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAXCYTE, INC., CIK 0001287098
CUSIP: 57777K106
Title of class of securities: equity
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0001486180
Persons authorized to receive notices and communications: nusayhah ghaboos, 30 Coleman street, london, United Kingdom (X0), EC2R 5AL, 02033275025

## Reporting persons
- RIVER GLOBAL INVESTORS LLP (CIK 0001486180): type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); source of funds: subject company funds (SC); sole voting power 5,497,452; shared voting power 0; sole dispositive power 5,497,452; shared dispositive power 0; aggregate amount beneficially owned 5,497,452 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: equity
Name of issuer: MAXCYTE, INC.
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: River Global Investors LLP
Residence or business address: 30 Coleman Street, London, EC2R 5AL, United Kingdom
Present principal occupation or employment: River Global Investors LLP - 30 Coleman Street, London, EC2R 5AL, United Kingdom
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
5,497,452
5.1568%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,497,452 Shares
Transactions in the class effected during the past sixty days:
1) River Global Investors LLP
2) Transaction date - 23/09/2025
3) 252,702
4) 20,848 shares priced at USD1.7357 / 143,999 Shares priced at USD1.7390 / 87,755 shares priced at USD 1.5486
5) Conducted on Bloomberg AIM, purchase transaction
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- RIVER GLOBAL INVESTORS LLP: Nusayhah Ghaboos, Operational Compliance Associate (10/24/2025)